UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Austin Gold Corp.
(Name of Issuer)
Common Shares, No Par Value
(Title of Class of Securities)
05223F106
(CUSIP Number)
Dennis Higgs
9th Floor, 1021 West Hasting Street
Vancouver, BC V6E 0C3
Canada
(778) 731-1055

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to:
Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 3, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05223F106
1	NAMES OF REPORTING PERSONS Dennis Higgs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER As of May 3, 2022: 1,700,000(1) As of September 27, 2022: 2,233,334(2) As of August 18, 2023: 2,379,001(3) As of October 2, 2023: 2,639,001(4) As of November 9, 2023: 3,669,001(5)
	8	SHARED VOTING POWER 0
9
SOLE DISPOSITIVE POWER
As of May 3, 2022:  1,700,000(1)
As of September 27, 2022:  2,233,334(2)
As of August 18, 2023:  2,379,001(3)
As of October 2, 2023:  2,639,001(4)
As of November 9, 2023:  3,669,001(5)

	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
As of May 3, 2022:  1,700,000(1)
As of September 27, 2022:  2,233,334(2)
As of August 18, 2023:  2,379,001(3)
As of October 2, 2023:  2,639,001(4)
As of November 9, 2023:  3,669,001(5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
As of May 3, 2022:  12.78%  (6)
As of September 27, 2022:  16.79%  (6)
As of August 18, 2023:  17.82%(7)
As of October 2, 2023:  19.41%  (8)
As of November 9, 2023:  26.03% (9)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 1,666,667 Common Shares and options to purchase 33,333 Common Shares.
(2)	Includes 2,200,001 Common Shares and options to purchase 33,333 Common Shares.
(3)	Includes 2,304,001 Common Shares and options to purchase 75,000 Common Shares.
(4)	Includes 2,314,001 Common Shares and options to purchase 325,000 Common Shares.
(5)	Includes 2,794,001 Common Shares, 50,000 Common Shares owned by Reporting Person’s family member who resides with him, and options to purchase 825,000 Common Shares.
(6)
The percentages used herein are calculated based upon 13,271,750 outstanding Common Shares of the Issuer, plus 33,333 Common Shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

(7)
The percentages used herein are calculated based on 13,271,750 outstanding Common Shares of the issuer, plus 75,000 Common Shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

(8)
The percentages used here are calculated based on 13,271,750 outstanding Common Shares of the Issuer, plus 325,000 Common Shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

(9)
The percentages used here are calculated based on 13,271,750 outstanding Common Shares of the Issuer, plus 825,000 Common Shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

EXPLANATORY NOTE:
Item 1.	Security and Issuer
(a)	Title of Class of Securities:
Common Shares, no par value (the "Common Shares")
(b)	Name of Issuer:
Austin Gold Corp. (the "Issuer")
(c)	Address of Issuer's Principal Executive Offices:
9th Floor, 1021 West Hasting Street, Vancouver, BC V6E 0C3, Canada
Item 2.	Identity and Background
(a)	Name of Reporting Person:
Dennis Higgs (the “Reporting Person”)
(b)	Address of Principal Business Office:
9th Floor, 1021 West Hasting Street, Vancouver, BC V6E 0C3, Canada
(c)	Occupation, Employment and Other Information:
The Reporting Person is a co-founder, President, and director of Austin Gold Corp.
(d)	Criminal convictions:
The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Civil proceedings:
The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship:
The Reporting Person is a citizen of Canada.
Item 3.	Source and Amount of Funds or Other Consideration:
(a)	April 2020 – Common Share Purchase
Upon the Issuer’s incorporation in April 2020, the Reporting Person and the Issuer entered into a subscription agreement for the Reporting Person to acquire 1,666,667 Common Shares (after adjusting for a subsequent 3:1 reverse stock split) of the Issuer. The funds for the purchase of the Common Shares were the Reporting Person’s personal funds.
(b)	December 2020 – Option Grant
On December 2, 2020, the Issuer granted the Reporting Person 33,333 options to purchase Common Shares of the Issuer (the "2020 Options"). The 2020 Options are exercisable at a price of C$3.00 per share, expire on December 2, 2030 and vested immediately. The 2020 Options were granted pursuant to the Issuer's December 1, 2020 Stock Option Plan to the Reporting Person in consideration of his services as President and a director of the Issuer.
(c)	September 2022 – Common Share Purchase
The Reporting Person purchased 533,334 Common Shares pursuant to a Stock Purchase Agreement dated September 26, 2022 by and between Joseph Ovsenek, Kenneth McNaughton and the Reporting Person. The funds for the purchase of the Common Shares were the Reporting Person’s personal funds.
(d)	October 2022 – Option Grant
On October 27, 2022, the Issuer granted the Reporting Person 41,667 options to purchase Common Shares of the Issuer (the “2022 Options”). The 2022 Options are exercisable at a price of US$0.9161 per share, expire on October 27, 2027 and vest as follows: 25% vested immediately, 25% vest on April 27, 2023, 25% vest on October 27, 2023, and 25% vest on April 27, 2024. The 2022 Options were granted pursuant to the Issuer's Stock Option Plan Amended and Restated as of July 5, 2021 to the Reporting Person in consideration of his services as President and a director of the Issuer.
(e)	October 2022 – June 2023 – UBEX Common Share Purchases

Between October 31, 2022, and June 30, 2023, Ubex Capital Inc., a British Columbia corporation wholly-owned and controlled by the Reporting Person (“UBEX”), purchased 57,500 Common Shares in the open market, using personal funds:

Date	Number of Shares	Purchase Price
10/31/2022	2,500	$0.80
11/1/2022	1,500	$0.77
12/23/2022	1,200	$0.75
12/27/2022	100	$0.75
1/20/2023	4,700	$1.02
2/10/2023	2,276	$1.00
5/18/2023	20,000	$1.0353
5/26/2023	5,000	$1.00
5/26/2023	1,919	$0.99
5/30/2023	10,805	$0.9909
6/16/2023	2,500	$0.99
6/30/2023	5,000	$0.85

(f)	June 2023 – October 2023 – Common Share Purchases

Between June 16, 2023, and October 2, 2023, the Reporting Person purchased 56,500 Common Shares in the open market, using personal funds:

Date	Number of Shares	Purchase Price
6/16/2023	10,000	$0.95
6/22/2023	5,000	$0.93
6/22/2023	2,500	$0.89
6/23/2023	2,500	$0.87
7/31/2023	3,094	$0.85
8/7/2023	4,906	$0.85
8/8/2023	2,500	$0.83
8/11/2023	1,900	$0.80
8/14/2023	3,100	$0.80
8/17/2023	1,671	$0.77
8/18/2023	5,000	$0.7199
8/18/2023	3,500	$0.7495
8/18/2023	829	$0.77
9/26/2023	3,472	$0.74
9/28/2023	1,301	$0.74
10/2/2023	340	$0.7466
10/2/2023	4,887	$0.75

(g)	October 2023 – Option Grant
On October 2, 2023, the Issuer granted the Reporting Person 250,000 options to purchase Common Shares of the Issuer (the “October 2023 Options”). The October 2023 Options are exercisable at a price of US$0.7671 per share, expire on October 2, 2028 and vest as follows: 25% vest on April 2, 2024; 25% vest on October 2, 2024; 25% vest on April 2, 2025; and 25% vest on October 2, 2025. The October 2023 Options were granted pursuant to the Issuer's 2023 Stock Incentive Plan to the Reporting Person in consideration of his services as President and a director of the Issuer.
(h)	November 2023 – Option Grant
On November 9, 2023, the Issuer granted the Reporting Person 500,000 options to purchase Common Shares of the Issuer (the “November 2023 Options”). The November 2023 Options are exercisable at a price of US$0.7671 per share, expire on November 9, 2028 and vest as follows: 25% vest on May 9, 2024; 25% vest on November 9, 2024; 25% vest on May 9, 2025; and 25% vest on November 9, 2025. The November 2023 Options were granted pursuant to the Issuer's 2023 Stock Incentive Plan to the Reporting Person in consideration of his services as President and a director of the Issuer.
(i)	November 2023 – Common Share Purchases
The Reporting Person purchased a total of 480,000 Common Shares pursuant to Stock Purchase Agreements dated October 18, 2023 by and between the Reporting Person and each of Kenneth McNaughton and Joseph Ovsenek. The funds for the purchases of the Common Shares were the Reporting Person’s personal funds.  The Reporting Person’s daughter purchased a total of 50, 000 Common Shares pursuant to a Stock Purchase Agreement dated October 18, 2023 by and between her and Joseph Ovsenek. The funds for the purchases of the Common Shares were the purchaser’s personal funds. The transactions closed November 9, 2023.
Item 4.	Purpose of Transaction
(a)	April 2020 – Common Share Purchase
The Reporting Person acquired the Common Shares for investment purposes and to exercise control over the Issuer.
(b)	September 2022 Common Share Purchase
The Reporting Person acquired the Common Shares for investment purposes and to exercise control over the Issuer.
(c)	October 2022 – June 2023 – UBEX Common Share Purchases

The Reporting Person acquired the Common Shares through UBEX for investment purposes.
(d)	June 2023 – October 2023 – Common Share Purchases
The Reporting Person acquired the Common Shares for investment purposes.
(e)	December 2020, October 2022, October 2023, and November 2023 Option Grants
The Reporting Person was granted the 2020 Options under the Issuer's December 1, 2020 Stock Option Plan, the 2022 Options under the Issuer’s Stock Option Plan Amended and Restated as of July 5, 2021, and the October 2023 and November 2023 Options under the Issuer’s 2023 Stock Incentive Plan in consideration of his services as President and a director of the Issuer.
(f)	November 2023 – Common Share Purchase
The Reporting Person acquired the Common Shares for investment purposes.
Item 5.	Interest in Securities of the Issuer:
(a)
As of November 9, 2023, the Reporting Person may be deemed to beneficially own 3,669,001 Common Shares, representing approximately 26.03% of the Issuer’s Common Shares (on the basis of 13,271,750 outstanding common shares of the Issuer, plus 825,000 common shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act).  The total number of Common Shares reported includes (i) 2,736,501 Common Shares held directly by the Reporting Person, (ii) 57,500 Common Shares held indirectly by the Reporting Person through UBEX, (iii) 50,000 Common Shares held by a family member who resides with the Reporting person, and (iv) 825,000 in stock options exercisable for Common Shares, held directly by the Reporting Person.

(b)	(i)	Sole power to vote or to direct the vote: 3,669,001 Common Shares
(ii)	Shared power to vote or to direct the vote: 0 Common Shares
(iii)	Sole power to dispose or direct the disposition: 3,669,001 Common Shares
(iv)	Shared power to dispose or direct the disposition: 0 Common Shares.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
Item 3 of this Schedule 13D summarizes certain provisions of the subscription agreement, the stock purchase agreements, and the options and is incorporated herein by reference.  The options held by the Reporting Person were granted pursuant to the Issuer’s December 1, 2020 Stock Option Plan, the Issuer’s Stock Option Plan Amended and Restated as of July 5, 2021, as described in the Issuer’s Form 20-F for the fiscal year ended December 31, 2022 as filed with the Commission on March 29, 2023, and the Issuer’s 2023 Stock Incentive Plan, effective May 10, 2023, as filed with the Commission on June 30, 2023.
Item 7.	Material to Be Filed as Exhibits:
Exhibit 10.1	Stock Option Plan dated December 1, 2020 (incorporated by reference to Exhibit 10.1 to the Form S-1 registration statement as filed with the Commission on June11, 2021, File No. 333-260404)
Exhibit 10.2
Amended and Restated Stock Option Plan, effective July 5, 2021 (incorporated by reference to Exhibit 10.1 to the Form S-1 registration statement as filed with the Commission on October 21, 2021, File No. 333-260404)

Exhibit 10.3	2023 Stock Incentive Plan, effective May 10, 2023 (incorporated by reference to Exhibit 4.3 to the Form S-8 registration statement filed with the Commission on June 30, 2023, File No. 333-273046)
Exhibit 10.4	Stock Purchase Agreement dated September 26, 2022 by and between the Reporting Person and Kenneth McNaughton and Joseph Ovsenek
Exhibit 10.5	Stock Purchase Agreement dated October 18, 2023 by and between the Reporting Person and Joseph Ovsenek
Exhibit 10.6	Stock Purchase Agreement dated October 18, 2023 by and between the Reporting Person and Kenneth McNaughton.
Exhibit 10.7	Stock Purchase Agreement dated October 18, 2023 by and between Brooklyn Higgs and Joseph Ovsenek

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 17, 2023

/s Dennis Higgs
Dennis Higgs